Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2011 Annual Meeting of Stockholders held on September 22, 2011, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Richard M. Galkin	65,521,550	4,133,445
*Stephen L. Isaacs	65,555,428	4,099,567
**Patricia W. Chadwick	8,192,681	89,368
**David L. Meister	8,178,302	103,747

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class